Drinker Biddle & Reath LLP

One Logan Square, Suite 2000

Philadelphia, PA 19103-6996

(215) 988-2700 (Phone)

(215) 988-2757 (Fax)

www.drinkerbiddle.com

June 29, 2018

VIA EDGAR

Anu Dubey

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549-4720

Re:	FS Multi-Alternative Income Fund
File Nos. 333-224312 and 811-23338

Dear Ms. Dubey:

On behalf of FS Multi-Alternative Income Fund (the “Fund”), set forth below are the Fund’s responses to the comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission in a letter dated May 17, 2018 regarding the Fund’s N-2 Registration Statement (File No. 811-23338) (the “Registration Statement”) and the prospectus (“Prospectus”) and statement of additional information (“Statement of Additional Information”) included therein. For your convenience, each of the Staff’s comments is numbered and presented in bold, italicized text below, and each comment is followed by the Fund’s response. All page references are to page numbers in the Registration Statement. All capitalized terms used but not defined herein have the meaning given to them in the Registration Statement.

Also described below are the changes that the Fund has made in response to the Staff’s comments in Pre-Effective Amendment No. 1 to the Registration Statement, filed by the Fund on June 29, 2018 (the “Revised Registration Statement”).

PROSPECTUS

Cover page

1.	The first sentence under “Investment Objective” states that the Fund’s investment objective is “to provide attractive total returns by investing in a diversified portfolio of liquid and illiquid alternative investment strategies that generate income and growth.” In light of the use of the word “income” in the Fund’s name, please revise the investment objective to emphasize the achievement of income. See Frequently Asked Questions about Rule 35d-1, Question 9.

In response to the Staff’s comment, the Fund has revised the description of its investment objective in the Revised Registration Statement as follows:

“The Fund’s investment objective is to provide attractive total returns, consisting primarily of current income, by investing in a diversified portfolio of liquid and illiquid alternative investment strategies.”

Ms. Dubey

June 29, 2018

2.	The seventh sentence under “Summary of Investment Strategy” states that FS Multi- Alternative Advisor (“Advisor”) reserves the right to add strategies or managers in the future. Please disclose that the Advisor must obtain shareholder approval to add managers. See Section 15(a) of the Investment Company Act of 1940 (“1940 Act”). Alternatively, if the Fund intends to seek exemptive relief to hire subadvisers without obtaining shareholder approval, please disclose such intention, that there is no assurance that the relief will be granted and that, unless and until the relief is granted, the Fund will be required to obtain shareholder approval to add managers.

In response to the Staff’s comment, the Fund has added disclosure to the Revised Registration Statement regarding the requirement to obtain shareholder approval in connection with the addition of new sub-advisers.

3.	The eighth and ninth sentences under “Summary of Investment Strategy” describe junk bonds. Please disclose that the Fund will invest in junk bonds and any upper limit on the amount of such investments.

In response to the Staff’s comment, the Fund has added disclosure to the Revised Registration Statement stating that it may invest an unlimited amount in junk bonds.

4.	Please disclose the bulleted disclosure under “Risks” in bold font. Also, please disclose in the first bullet point that the Fund’s Shares will not be listed on an exchange and that it is not expected that a secondary market in the Shares will develop.

In response to the Staff’s comment, the Fund has made the requested revisions in the Revised Registration Statement.

5.	The first paragraph under “Securities Offered” states that the Fund intends to conduct a private placement of Class I Shares to FS Investments and its affiliates. As a result, FS Investments and its employees, partners, officers and affiliates may own a significant percentage of the Fund’s outstanding Shares for the foreseeable future and will either control the Fund or be in a position to exercise a significant influence on the outcome of any matter put to a vote of investors.

a.	Under “Risk Factors” in the Summary of Terms section and in the Types of Investments and Related Risks section, please add a risk factor to disclose the risks of such control or significant influence to other shareholders of the Fund.

b.	Please include disclosure regarding control persons and principal holders of securities (as required by Item 19 of Form N-2) that reflects the holdings of FS Investments and its affiliates.

c.	Please explain why FS Investments and its affiliates are buying Class I shares in a private placement “no later than the initial regular closing in this Offering” rather than in the Offering itself. We may have more comments after reviewing your response.

In response to the Staff’s comment in 5(a) above, the Fund has made the requested revisions in the Revised Registration Statement. The Fund also undertakes to include the disclosure required by Item 19 of Form N-2 in a future filing following the issuance of the Class I shares.

FS Investments intends to provide the initial seed capital necessary for the Fund to commence investment operations no later than the initial closing in the Fund’s public offering. Depending on the timing of other contracts and processes required for launch, including custodial and accounting arrangements, board approvals, leverage facility negotiations and governance matters, the seed may be provided prior to effectiveness (through a private placement) or following effectiveness (via the public offering). In either case, the terms of the Class I shares issued to FS Investments would be identical to those issued to other investors in the public offering, other than any restrictions on resale applicable to privately issued shares.

Ms. Dubey

June 29, 2018

Summary of Terms — Investment Opportunities and Strategies (pages 2 – 4)

6.	The first sentence states that the Fund intends to focus on three strategies to achieve its investment objective. Please disclose the Fund’s policies on maturity, credit quality and market capitalization with respect to each of these three strategies and any corresponding risks of such policies in the Risk Factors section.

In response to the Staff’s comment, the Fund has added disclosure in the Revised Registration Statement stating that there is no limit on the duration, maturity or credit quality of any investment in the Fund’s portfolio.

7.	The first sentence under the “Real Estate” bullet point states that the Real Estate Sub-Adviser will invest primarily in private real estate debt and equity funds. Disclosure on page 48 also describes the risks of investing in private companies. Please tell us what provision of the 1940 Act these private funds (including private real estate funds) rely on to be exempt from registration. Please also tell us how much of the Fund’s assets will be invested in private funds, whether there is any upper limit on such investments, and how many private funds the Fund will typically be invested. We may have more comments after reviewing your response.

The Fund respectfully submits that it intends to invest primarily in funds that are not “investment companies.” To the extent that an underlying fund is relying on an exemption from registration under Section 3(c) of the 1940 Act, we expect that the majority of such funds will rely on the exemption in Section 3(c)(5)(C) of the 1940 Act, which applies to entities that are in the business of purchasing or otherwise acquiring mortgages and other interests in real estate. It is not expected that the Fund will invest significantly in entities that rely on the exceptions from the definition of investment company under Section 3(c)(1) or Section 3(c)(7) of the 1940 Act (such funds, “Private Funds”), but the Fund will limit its investments in Private Funds to no more than 15% of the Fund’s total assets.

8.	The first sentence under the “Private Credit” bullet point states that the Private Credit Sub- Adviser will invest in, among other things, “(iii) any other securities or interests, that are, in each case, consistent with the investment objectives of the Fund and the Private Credit investment guidelines developed jointly by the Adviser and KKR Credit.” Please identify with specificity the “other securities or interests” in which the Private Credit Sub-Adviser will invest.

In response to the Staff’s comment, the Fund has made the requested revisions in the Revised Registration Statement.

9.	The first sentence under the “Alternative Credit” bullet point states that the Alternative Credit Sub-Adviser will invest in, among other things, “public and private non-investment grade . . . debt”. If accurate, please replace “non-investment grade” with “below-investment grade.”

In response to the Staff’s comment, the Fund has made the requested revision in the Revised Registration Statement.

Summary of Terms — Management Fee (page 4)

10.	The first sentence states that the Management Fee is payable at the annual rate of [ ]% of the Fund’s average daily gross assets. Please disclose how derivatives are valued in order to calculate the Fund’s gross assets for this purpose. We may have more comments after reviewing your response.

In general, derivatives will be valued at their daily prices obtained from an independent third party. Fluctuations in the value of the derivative contracts will be recorded in the statement of assets and liabilities as an asset or liability.  The aggregate settlement values and notional amounts of the derivate contracts will not be recorded in the statement of assets and liabilities.

Ms. Dubey

June 29, 2018

Summary of Terms — Distributions (pages 5 – 6)

11.	The second sentence refers to distributions treated as a return of capital. Please disclose what a return of capital distribution is, along with the tax consequences to investors of a return of capital distribution (e.g., that an investor’s tax basis in Fund shares would be reduced possibly resulting in payment of higher taxes upon the sale of the Shares).

In response to the Staff’s comment, the Fund has made the requested revisions in the Revised Registration Statement.

Summary of Terms — Closed-End Interval Structure; Quarterly Repurchase of Shares (page 8)

12.	The second to last sentence of this section states that each Shareholder will have the right to require the Fund to purchase at least 5% (but no more than 25%) of such Shareholder’s Shares in each quarterly repurchase. Please revise this disclosure to clarify that the Fund is required to purchase at least 5% (but no more than 25%) of the Fund’s outstanding Shares (rather than of an individual Shareholder’s Shares). See Rule 23c-3(a)(3) under the 1940 Act.

The Fund respectfully submits that the Registration Statement already discloses in the same paragraph the fact that the Fund is required to purchase at least 5% (but no more than 25%) of the Fund’s outstanding Shares. The disclosure referenced in the Staff’s comment is meant to disclose the risk that if the repurchase offer is oversubscribed, each Shareholder will only have the right to have between 5% and 25% of its shares repurchased depending on the size of the repurchase offer.

Summary of Terms — Conflicts of Interest (pages 10 – 11)

13.	The first sentence sets forth certain conflicts of interest that may arise, including “the due diligence review of the Fund by FS Investment Solutions, which is an affiliate of FS Multi- Alternative Advisor.” Please add disclosure to clarify the nature of this conflict of interest.

The Fund respectfully submits that it has deleted the disclosure related to the risks of any conflict of interest of FS Investment Solutions, as it will not be serving as an underwriter in the Fund’s public offering.

Summary of Terms — Risk Factors (pages 11 – 12)

14.	This section sets forth 14 risks whereas disclosure under “Types of Investments and Related Risks” on pages 29 through 78 sets forth 100 risks. Please review the risk disclosure in the Summary of Terms section and confirm that it presents a complete summary of the Fund’s principal risks. Also, please review the risks set forth under “Types of Investments and Related Risks” and, to the extent that some risks are not principal risks, delineate between those that are principal risks and those that are not. See Item 8.3(a) of Form N-2.

In response to the Staff’s comment, the Fund has made the requested revisions in the Revised Registration Statement and has moved non-principal risks to the Statement of Additional Information, as appropriate.

Summary of Fees and Expenses (pages 13 – 16)

15.	Disclosure under “Risk Factors” on page 11 refers to risks arising from the use of short sales. Please confirm to us that the fee table includes, as an expense, an estimate of the interest and dividend expenses to be paid on the Fund’s short sale transactions. Alternatively, please disclose in an appropriate location that the Fund has no current intent (i.e., during the Fund’s first year of operations) to engage in short sales.

The Fund expects that expenses related to short sales will be less than 0.01% of other operating expenses and confirms that these expenses are included under “Other Expenses” in the fee table in the Revised Registration Statement.

Ms. Dubey

June 29, 2018

16.	Disclosure under “Investment Opportunities and Strategies” on page 2 states that the Fund will invest in Private Investment Funds. Please consider whether there should be an Acquired Fund Fees and Expenses line item in the fee table. See Instruction 10 to Item 3.1. of Form N-2.

The Fund respectfully submits that it does not currently expect that acquired fund fees and expenses will exceed 0.01% and as such, has not included acquired fund fees and expenses in the Annual Fund Expenses data. The Fund confirms that if acquired fund fees and expenses exceed 0.01% it will include acquired fund fees & expenses as a line item under Annual Fund Expenses.

17.	On page 4, the first sentence under “Leverage” indicates that the Fund may issue debt securities. Please confirm to us that the fee table reflects the costs of issuing debt securities. Alternatively, please disclose in an appropriate location that the Fund has no current intent to issue debt securities.

The Fund confirms that the fee table reflects the costs of issuing debt securities that will be borne by the Fund, an estimate of which is included in the Revised Registration Statement.

18.	The second sentence of footnote 6 to the fee table states that the Expense Limitation may be adjusted for other classes of Shares to account for class-specific expenses. Please disclose with specificity the amount by which the Expense Limitation will be adjusted for each of the other classes of Shares.

The Fund respectfully submits that the disclosure in the table is intended to account for the possibility of other expenses that may be allocated to a class of shares by the Fund’s board of directors consistent with the Fund’s reliance on exemptive relief to issue multiple classes of shares (the “Multi-Class Exemptive Relief”), which was granted to an affiliate of the Fund. The Multi-Class Exemptive Relief states that the Fund will abide by Rule 18f-3 under the 1940 Act as if it were an open-end investment company. Subsection (a)(1)(ii) of Rule 18f-3 provides for the possibility of different expenses being charged to different share classes in addition to distribution and shareholder expenses. The language referred to in the comment accounts for the possibility of such differences. However, because there are currently no such arrangements in place, and shareholder servicing and distribution fees are excluded from the expense limitation, the Fund currently expects that the expense limitation will be the same for each class of shares.

19.	A second fee table on pages 14 and 15 illustrates fees and expenses without the Fund’s use of leverage. Please remove this fee table (and the corresponding examples shown on page 16 assuming the Fund incurs no leverage) as it is irrelevant.

The Fund respectfully submits that it believes that including the fee table without the use of leverage is helpful to investors because it shows the impact of leverage on the overall fees and expenses of the Fund.

Ms. Dubey

June 29, 2018

Use of Proceeds (page 22)

20.	The first sentence states that net proceeds will be invested in accordance with the Fund’s investment objectives and policies as soon as practicable after receipt. Please disclose how long it will take the Fund to invest all or substantially all of the proceeds in accordance with its investment objective with specificity (e.g., 3 months). See Item 7.2 of Form N-2. If the time period is more than 3 months, please disclose the reason for the delay. See Guide 1 to Form N-2.

The Fund respectfully submits that it expects to invest net proceeds from the Offering in accordance with its investment objective and policies no later than three months from the receipt of proceeds.

Investment Objective, Opportunities and Strategies — Portfolio Composition (page 24)

21.	The first sentence under “Alternative Credit” indicates that the Fund’s investments will include, among other things, convertible bonds. If the Fund will invest in contingent convertible securities (“CoCos”), please consider what, if any, disclosure is appropriate. The type and location of disclosure will depend on, among other things, the extent to which the Fund will invest in CoCos and the characteristics of the CoCos (e.g., credit quality, conversion triggers). If CoCos will be part of the Fund’s principal investment strategy, please reference them in this section and add corresponding risk disclosure.

The Fund respectfully submits that it does not expect to invest a material amount in CoCos and, as such, does not believe that additional disclosure related thereto is required in the Registration Statement.

Investment Objective, Opportunities and Strategies — The Investment Process (pages 25 – 26)

22.	The disclosure under “KKR Minimum Allocation” on page 25 and under “GTAM Minimum Allocation” on page 26 describe limits on the ability of the Adviser to add strategies based on minimum amounts of assets that must be allocated to each of KKR and GTAM. In addition, the Adviser is prohibited from reducing KKR’s allocation of Fund assets to below 20% of the average fair value of the Fund’s investment portfolio over the past six months. In circumstances where allocating these pre-determined minimum amounts of the Fund’s portfolio to KKR and GTAM, and maintaining the minimum amount allocated to KKR, is not in the best interests of shareholders, explain how the Adviser will allocate the Fund’s assets, subject to Board oversight, in accordance with its fiduciary obligation to the Fund.

The Fund respectfully submits that the Adviser will act in accordance with its fiduciary obligations to the Fund and its shareholders at all times, and any minimum allocation or restriction on adding additional managers will be subject to the Adviser’s fiduciary duty to act in the best interests of shareholders.

Investment Objective, Opportunities and Strategies — Temporary Investments (page 27)

23.	The first sentence states that, “for defensive purposes, including during periods in which the FS Multi-Alternative Advisor and the Sub-Advisers determine that economic, market or political conditions are unfavorable to investors and a defensive strategy would benefit the Fund, the Fund may temporarily deviate from its investment strategies and objective.” Please delete the word “including” from this sentence inasmuch as the Fund can only deviate from its investment strategies during the periods described.

In response to the Staff’s comment, the Fund has made the requested revision in the Revised Registration Statement.

Ms. Dubey

June 29, 2018

Types of Investments and Related Risks — Risks Related to Investment Strategies and Fund Investments — Senior Loans Risk (pages 29 – 31)

24.	Please note that this risk factor does not describe the fact that investments in bank loans may not be securities and therefore may not have the protections afforded by the federal securities laws. Please disclose this risk here or, alternatively, please explain to us why it is not relevant.

In response to the Staff’s comment, the Fund has made the requested revisions in the Revised Registration Statement.

Management of the Fund — General (page 79)

25.	The first sentence of the second paragraph states that FS Multi-Alternative Advisor serves as the Fund’s investment adviser. FS Multi-Alternative Advisor does not currently appear to be registered as an investment adviser with the Securities and Exchange Commission. Please notify us when FS Multi-Alternative Advisor is so registered. See Section 203A(a)(1)(B) of the Investment Advisers Act of 1940.

The Fund undertakes to inform the Staff when FS Multi-Alternative Advisor is registered with the SEC.

Management of the Fund — Investment Personnel (page 79)

26.	The first sentence states that the management of the Fund’s investment portfolio is the responsibility of the Adviser and its investment committee. Please identify the members of the investment committee that are portfolio managers of the Fund (i.e., who are primarily responsible for the day to day management of the Fund’s portfolio). See Item 9.1.c. of Form N-2.

The Fund undertakes to provide such information in a future pre-effective amendment to the Registration Statement.

Fund Expenses (pages 87 – 89)

27.	The fourth bullet point on page 88 identifies “Third Party Other-Operating Expenses” as an expense borne by the Fund. Please add disclosure to clarify to what this term refers.

The Fund respectfully submits that the expenses comprising Third Party Other-Operating Expenses are already included in the expenses disclosed on page 88 and has therefore deleted the bullet referring to Third Party Other-Operating Expenses in the Revised Registration Statement.

Plan of Distribution (pages 111 – 116)

28.	On page 111, the fifth paragraph states that Michael C. Forman purchased Shares from the Fund in an amount satisfying the net worth requirements of Section 14(a) of the 1940 Act. Please describe this issuance of Shares in greater detail (e.g., the Fund issued X number of Shares to Michael C. Forman in a private placement, in exchange for $ ; accordingly, the Fund has a net worth of $ as required by Section 14(a) of the 1940 Act). Also, please confirm that the price at which the Shares are issued to Mr. Forman is consistent with Section 23(a)(1) of the 1940 Act. See Big Apple Capital Corporation (SEC Staff No-Action Letter (May 6, 1982).

In response to the Staff’s comment, the Fund has added the requested disclosure in the Revised Registration Statement. The Fund also confirms that the price at which the Class I shares were issued to Mr. Forman, $12.50 per share, is consistent with Section 23(a)(1) of the 1940 Act.

Ms. Dubey

June 29, 2018

Plan of Distribution — Class A Shares (page 113)

29.	Please disclose that the term “offering price” includes the front-end sales load. See Instruction 1 to Item 12(a)(1) of Form N-1A.

In response to the Staff’s comment, the Fund has added the requested disclosure in the Revised Registration Statement.

Plan of Distribution — Potential Sales Charge Waiver (page 115)

30.	The fifth bullet provides that an investor may buy certain classes of Shares without a sales charge when purchasing Shares through a financial services firm that has a special arrangement with the Fund. Please identify by name the financial services firms that have these special arrangements with the Fund. See IM Guidance Update 2016-06, Mutual Fund Fee Structures (December 2016) at text preceding note 5.

There are currently no such special arrangements in place, and the Fund will assess the applicability of the requested disclosure in the future.

31.	The first sentence of the second paragraph states that concurrent purchases of Class A, Class L or Class T Shares by related accounts may be combined to determine the application of the sales loads (i.e., available breakpoints and volume discounts). Please confirm to us that all such available breakpoints and volume discounts are disclosed in this section of the prospectus. See Item 12(a)(2) of Form N-1A and Instruction 1 thereto.

The Fund confirms that all available breakpoints and volume discounts are disclosed in this section of the Prospectus.

Plan of Distribution — Right of Accumulation (page 115)

32.	The last sentence of this section directs investors to consult their financial institution for additional information regarding rights of accumulation. Please delete this direction and, instead, disclose these rights of accumulation in this section of the prospectus. See Item 12(a)(2) of Form N-1A and Instruction 1 thereto.

In response to the Staff’s comment, the Fund has added the requested disclosure in the Revised Registration Statement.

Plan of Distribution — Distribution Plan (page 116)

33.	Please disclose that, because the Distribution Fee is paid out of the Fund’s assets on an on- going basis, over time, this fee will increase the cost of your investment and may cost you more than paying other types of sales charges. See Item 12(b)(2) of Form N-1A.

In response to the Staff’s comment, the Fund has added the requested disclosure in the Revised Registration Statement.

STATEMENT OF ADDITIONAL INFORMATION

Investment Restrictions (pages B-16 – B-18)

34.	The second sentence of the second paragraph states that the Fund interprets its policy with respect to concentration in a particular industry to apply to direct investments in the securities of issuers in a particular industry, and to any other investments, such as certain derivatives, that may properly be assigned to a particular industry. Please delete the word “certain” from this sentence inasmuch as all investments, including derivatives (other than Government securities) must be counted towards an industry for purposes of the Fund’s concentration policy.

In response to the Staff’s comment, the Fund has revised the referenced disclosure in the Revised Registration Statement.

Ms. Dubey

June 29, 2018

35.	The third sentence of the second paragraph states that the Fund takes the position that asset- backed securities do not represent interests in any industry. Please delete this disclosure as all investments (other than Government securities) must be counted towards an industry for purposes of the Fund’s concentration policy. This sentence further states that the Fund relies on a third-party industry classification system which assigns asset-backed securities to sectors based on the economic characteristics of those securities, and also classifies asset- backed securities based on the currency in which they are denominated within these sectors. Please disclose the purpose of this classification system.

The Fund appreciates the Staff’s comment and respectfully notes that using a third-party classification system which looks through asset-backed securities and assigns them to industries based on the characteristics of the underlying assets is consistent with the practice of other issuers and also is consistent with what the Fund understands to be the informal position of the Staff regarding the classification of asset-backed securities for purposes of industry concentration policies. In addition, the Fund believes that the proposed policy and interpretation thereof is consistent with Guide 19 to Form N-1A, which provides that a registrant “may select its own industry classifications, but such classifications must be reasonable and should not be so broad that the primary economic characteristics of the companies in a single class are materially different.” The Commission has indicated that although it was revealed in 1998, Guide 19 is still instructive on this issue. See Brief for Securities and Exchange Commission as Amicus Curiae Supporting Plaintiffs at 9, In re Charles Schwab Corp., Securities Litigation, No. C-08-01510 (N.D. Cal. March 25, 2010).

For clarification, the Fund notes that its policy is not to disregard asset-backed securities for purposes of industry concentration, but rather to look through to the underlying assets of the asset-backed security for purposes of determining that proper industry for such holdings.

36.	Please note that the Fund may not ignore the concentration of affiliated and unaffiliated underlying investment companies when determining whether the Fund is in compliance with its concentration policy. Please disclose that the Fund will consider the concentration of underlying funds in which it invests in determining compliance with its concentration policy.

In response to the Staff’s comment, the Fund has added the requested disclosure in the Revised Registration Statement.

37.	Please disclose that assets allocated to any bank loan where the Fund does not assume a contractual lending relationship with the borrower under the loan should be treated as being invested in the industry of the financial intermediary as well as in the industry of the borrower for purposes of the Fund’s concentration policy. See Pilgrim Prime Rate Trust, SEC Staff No-Action Letter (June 29, 1989).

In response to the Staff’s comment, the Fund has added the requested disclosure in the Revised Registration Statement.

Ms. Dubey

June 29, 2018

Management of the Fund — Codes of Ethics (page B-22)

38.	Please disclose whether or not personnel subject to the codes of ethics can purchase securities held by the Fund. See Item 18.15 of Form N-2.

The Fund respectfully submits that the referenced section already contains disclosure stating that persons subject to the code of ethics may invest in securities for their personal accounts so long as such investments are made in accordance with the applicable code’s requirements.

Proxy Voting Policy and Proxy Voting Record (page B-31)

39.	The third sentence states that the proxy voting policies and procedures of the Adviser are set forth below. Please provide a more detailed description of the Adviser’s proxy voting policies and procedures (or, alternatively, include a copy of the policies and procedures themselves). See Item 18.16 of Form N-2 and Instruction 1 thereto.

The Fund respectfully submits that it believes that the description of the Fund’s proxy voting policies is sufficient to meet the requirements of Item 18.16 of Form N-2. The Statement of Additional Information describes in detail the policies and procedures that the Fund uses to determine how to vote proxies and the procedures used to address conflicts of interests.

GENERAL COMMENTS

40.	We note that many portions of your filing are incomplete or to be updated by amendment (e.g., fee table). We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendment.

The Fund acknowledges the Staff’s comment and intends to update the information in pre-effective amendments to the Registration Statement.

41.	If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the Securities Act, please identify the omitted information to us supplementally, preferably before filing the pre-effective amendment.

The Fund respectfully submits that it does not intend to omit information from the Prospectus.

42.	Please advise us if you have submitted or expect to submit any exemptive applications or no-action requests in connection with your registration statement.

The Fund intends to submit exemptive applications to permit the Fund to participate in privately-negotiated co-investment transactions with affiliates of the Fund and certain of its sub-advisers.

43.	Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

The Fund has provided the requested information to the Staff through a pre-effective amendment and the responses that are included in this letter.

Ms. Dubey

June 29, 2018

* * * * * * *

If you have any questions or if you require additional information, please do not hesitate to contact me at 215-988-2700.

Sincerely,

/s/ Joshua B. Deringer

Joshua B. Deringer

cc:	Stephen S. Sypherd
FS Multi-Alternative Income Fund